FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 2 - 68279

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

Date: June 3, 2013	By:	/s/ Yoshinori Yamashita
Name: Yoshinori Yamashita
Title: Director
Corporate Executive Vice President

To Our Shareholders

We would like to take this opportunity to express our sincere appreciation for our shareholders’ continuous support to us in stating our business report for 113th business term, from April 1, 2012 to March 31, 2013.

Consolidated net sales of the Ricoh Group for the fiscal year under review amounted to ¥1,924.4 billion, which represents an increase of 1.1% from the previous fiscal year, while net income attributable to Ricoh Company, Ltd. amounted to ¥32.4 billion, which represents an increase of ¥77.0 billion from the previous fiscal year. Although severe conditions prevailed in the business environment surrounding the Ricoh Group, including the economic slump resulting from the European debt crisis, sluggish growth in China and other emerging countries, and prolonged appreciation of the yen, we were able to achieve a significant increase in net income compared to the previous fiscal year, thanks to the steady progress in transformation of our business structure to offer new value to customers, and in streamlining through structural reform.

With regard to dividends, we will be proposing a year-end dividend of ¥16.50 per share at the 113th Ordinary General Meeting of Shareholders. In addition to the interim dividend already disbursed, the total dividend for the fiscal year under review would amount to ¥29 per share, an increase of ¥4 from the previous fiscal year.

Although the global economic situation remains uncertain despite the appearance of bright signs for the future in some parts of the Japanese economy, the Ricoh Group seeks to achieve net sales of ¥2,100.0 billion and net income attributable to Ricoh Company, Ltd. of ¥80.0 billion in the fiscal year ending March 31, 2014.

We look forward to your support and encouragement to the Ricoh Group from now on.

Sincerely,

June 2013

Shiro Kondo,
Representative Director, Chairman of the Board

Zenji Miura,
Representative Director,
President and CEO

The RICOH Way

Founding Principles  — The Spirit of Three Loves

“Love your neighbor”

“Love your country”

“Love your work”

The Ricoh Group takes as its founding principle “the spirit of three loves” put forward by the company founder, Kiyoshi Ichimura, in 1946. This concept informs the work of all Group employees, as we are guided at every level of business by the pursuit of well-being for ourselves, our families, our customers, related parties such as suppliers, and society at large.

Management Principles

Mission Statement:

At the Ricoh Group, we are committed to providing excellence to improve the quality of living.

Vision Statement:

To be the most trusted brand with irresistible appeal in the global market.

Values Statement:

To be one global company, we must care about people, our profession, our society, and our planet.

We must dedicate our winning spirit, innovation and teamwork to sharpen our customer centric focus, and we also must commit to the highest standards of ethics and integrity.

(Translation)

(Securities Code: 7752)

June 3, 2013

NOTICE OF

113TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 113th Ordinary General Meeting of Shareholders will be held as below, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider the appended “Reference Material for Ordinary General Meeting of Shareholders” and exercise their voting rights in writing or via the Internet no later than 5:30 p.m., Thursday, June 20, 2013.

Yours faithfully,
Zenji Miura,
Representative Director, President and CEO
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

1. Date and Time:	Friday, June 21, 2013, from 10:00 a.m. (Reception will start at 9:00 a.m.)
2. Venue:	Ricoh’s registered head office: 1-3-6 Nakamagome, Ohta-ku, Tokyo
3. Purpose:
Items to be reported:

1.      The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Audit & Supervisory Board Members for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013)

2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013)

Items to be resolved:

Agenda 1:	Appropriation of surplus
Agenda 2:	Election of one (1) Director
Agenda 3:	Election of two (2) Audit & Supervisory Board Members
Agenda 4:	Election of one (1) Substitute Audit & Supervisory Board Member
Agenda 5:	Payment of bonuses to Directors

4. Treatment of voting rights

(1)

When voting rights are exercised both in writing and via the Internet, the vote received later shall be deemed effective. However, if votes are received on the same day, the vote registered via the Internet shall be deemed effective.

(2)	When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.

•

If there is any revision to the Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, notification of the content of such revision will be given on the Company’s website in the column “To Our Shareholders (Investor Relations / Financial Data)” (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

Reference Material for Ordinary General Meeting of Shareholders

Agenda 1: Appropriation of surplus

The appropriation of surplus will be as follows:

The Company’s basic policy on the distribution of profits to shareholders is to deliver stable dividend payments in consideration of an appropriate level of the dividend payout ratio but also it aims to enhance its retained earnings in pursuit of the strengthening of our corporate structure and new development of operations.

The Company intends to use internal reserve funds intensively for the further development of its core businesses and for investment in growing business areas, with medium to long-term objective of achieving prosperity.

As the Company has achieved a positive income for this fiscal year, we propose a year-end dividend of ¥16.5 per common share of the Company, which represents an increase of ¥8 yen from the previous fiscal year.

1. Year-end dividends

(1)	Type of dividend assets

Cash

(2)	Matters concerning allocation of dividend assets and the total amount

We propose a year-end dividend of ¥16.5 per common share of the Company. The total amount of dividends will be ¥ 11,963,100,864.

Accordingly, the annual dividend for the current fiscal year, being the total of the interim and year-end dividends, amounts to ¥29 per share.

(3)	Effective date of the distribution of surplus

We propose that the effective date of the distribution of surplus be June 24, 2013.

2. Other appropriation of surplus

(1) Item of surplus whose amount is to be increased and the amount thereof

Reserve for social contribution:	¥93,608,602

(2) Item of surplus whose amount is to be decreased and the amount thereof

Retained earnings brought forward:	¥93,608,602

Agenda 2: Election of one (1) Director

Director Masamitsu Sakurai retired from the office of Director as of March 31, 2013 by resignation, and Director Hiroshi Kobayashi will retire from the office of Director as of the conclusion of this Ordinary General Meeting of Shareholders by resignation. Accordingly, the Company proposes the appointment of one (1) Director at this meeting.

Since Mr. Kenichi Kanemaru is meant to be a substitute for the retiring Director, the tenure of office of Mr. Kenichi Kanemaru will last until the expiration of the tenure of office of the Directors currently in office in accordance with the Company’s Articles of Incorporation.

The candidate for Director is as follows:

Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
Kenichi Kanemaru (November 19, 1952)	Apr. 1973	Joined the Company	9,000
Newly Appointed Candidate	June 1999	President of Ricoh UK Products Ltd.
	June 2004	Group Executive Officer, Senior Vice President
	Oct. 2004	Senior Vice President
	Apr. 2006	General Manager of Imaging System Production Business Group
	Apr. 2008	Corporate Senior Vice President (Current) General Manager of Production Business Group
	Feb. 2011	General Manager of Global Procurement Division (Current)

<Items of particular note with respect to the candidate for Director>

1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Director Mr. Kenichi Kanemaru has served in responsible positions in various production divisions in Japan and overseas and is playing a leading role in the reforms aiming at cost reduction and optimized production. We have judged that he is an appropriate person to be a Director of the Company, pursuing reforms of the corporate make-up. Hence, we propose him as a Director.

3. The number of the Company’s shares held by the candidate for Director is as of March 31, 2013.

Agenda 3: Election of two (2) Audit & Supervisory Board Members

As the tenure of office of Mr. Yuji Inoue, Audit & Supervisory Board Member, will expire at the conclusion of this Ordinary General Meeting of Shareholders and Mr. Tsukasa Yunoki, Audit & Supervisory Board Member, will retire from the office of Audit & Supervisory Board Member at the conclusion of this Ordinary General Meeting of Shareholders by resignation, the Company proposes the appointment of two (2) Audit & Supervisory Board Members at this meeting.

Since Messrs. Kunihito Minakawa and Kimitoshi Yabuki are not meant to be substitutes for the retiring Audit & Supervisory Board Members, the tenure of office of Messrs. Kunihito Minakawa and Kimitoshi Yabuki will expire at the conclusion of the Ordinary General Meeting of Shareholders for the last fiscal year expiring within a four year period after their appointment, in accordance with the Company’s Articles of Incorporation.

The Audit & Supervisory Board has given its consent to this agenda.

The candidates for Audit & Supervisory Board Members are as follows:

No.	Name (Date of birth)	Brief personal profile and position at the Company and significant concurrent positions		Number of the Company’s shares held
1	Kunihito Minakawa (August 15, 1954)	Apr. 1978	Joined the Company	3,000
	Newly Appointed Candidate	Jan. 2008	General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	Associate Director General Manager of Finance and Accounting Division (Current)
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of CRGP (Corporate Restructuring and Growth Project) Office
		Apr. 2012	Corporate Senior Vice President (Current)
		June 2013	Retire from General Manager of Finance and Accounting Division (Scheduled) Retire from Corporate Senior Vice President (Scheduled)

<Items of particular note with respect to the candidate for Audit & Supervisory Board Member >

1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Audit & Supervisory Board Member Mr. Kunihito Minakawa, has been engaged in accounting and finance as well as overseas operations of the Company over the years, and is an expert of management systems. Given such experience, we have judged that he is an appropriate person to be an Audit & Supervisory Board Member of the Company. Hence, we propose him as an Audit & Supervisory Board Member.

3. The number of the Company’s shares held by the candidate for Audit & Supervisory Board Member is as of March 31, 2013.

No.	Name (Date of birth)	Brief personal profile and position at the Company and significant concurrent positions		Number of the Company’s shares held
2	Kimitoshi Yabuki (August 22, 1956)	Apr. 1987	Qualified as an attorney-at-law in Japan	0
	Candidate for Outside Audit & Supervisory Board Member	Apr. 1987	Joined Nagashima & Ohno
	Newly Appointed Candidate	Sep. 1991	Graduated from Columbia Law School,NY (LL.M.) Joined Covington & Burling in Washington DC and Brussels
		May 1996	Joined Yabuki Law Offices (Current)
		Mar. 2000	Audit & Supervisory Board Member of UPS Yamato Co., Ltd. (currently, UPS Japan Co., Ltd.)
		June 2008	Outside Director of Eisai, Co., Ltd.

<Items of particular note with respect to the candidate for Outside Audit & Supervisory Board Member>

1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Outside Audit & Supervisory Board Member Mr. Kimitoshi Yabuki, has global experience as a legal expert as well as years of experience in corporate management through activities related to corporate legal matters, and as an outside officer, and has high management oversight capabilities. We have judged that he is an appropriate person to be an Audit & Supervisory Board Member of the Company in order to accelerate our global corporate activities going forward. Hence, we propose him as an Audit & Supervisory Board Member.

3. With the expectation that Outside Audit & Supervisory Board Members can fulfill their roles associated with the position, the Company has executed contracts with Outside Audit & Supervisory Board Members to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Corporate Law, to the higher of ¥5 million or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law. If approval is given for Mr. Kimitoshi Yabuki to be appointed as Outside Audit & Supervisory Board Member, the Company is scheduled to execute a similar liability limitation contract with him.

4. Mr. Kimitoshi Yabuki will become an Independent Officer as stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange if approval is given for him to be appointed as Outside Audit & Supervisory Board Member.

5. The number of the Company’s shares held by the candidate for Outside Audit & Supervisory Board Member is as of March 31, 2013.

Agenda 4: Election of one (1) Substitute Audit & Supervisory Board Member

The Company proposes to appoint in advance one (1) substitute Outside Audit & Supervisory Board Member to fill in for Outside Audit & Supervisory Board Member Mr. Takao Yuhara, or Mr. Kimitoshi Yabuki who is scheduled to become Outside Audit & Supervisory Board Member if Agenda 3 is approved as originally proposed, for the purpose of ensuring continuity in audit operations in the event of contingency bringing down the number of serving Audit & Supervisory Board Members below the number required by law.

The above appointment may be nullified by a resolution of the Board of Directors with the consent of the Audit & Supervisory Board only before the candidate assumes office as Outside Audit & Supervisory Board Member.

The Audit & Supervisory Board has given its consent to this agenda.

The candidate for Substitute Outside Audit & Supervisory Board Member is as follows:

Name (date of birth)	Brief personal profile and position at the Company and significant concurrent positions		Number of the Company’s shares held
Kiyohisa Horie (March 7, 1948)	Apr. 1970	Joined Horie Morita Audit Office (now : Meiji Audit Corporation)	0
Candidate for Substitute Outside Audit & Supervisory Board Member		Joined Showa Accounting Office
	Aug. 1980	Registered as Certified Public Accountant
	Mar. 1988	Registered as Tax Accountant
	Apr. 1988	Senior Partner of Meiji Audit Corporation (Current)
	May 1988	Representative Director of Showa Accounting Office (Current)
Managing Partner of Meiji Audit Corporation (Current)
	May 1998	Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

<Items of particular note with respect to the candidates for Substitute Outside Audit & Supervisory Board Member >

1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Substitute Outside Audit & Supervisory Board Member With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that candidate Mr. Kiyohisa Horie is an appropriate person to be an Audit & Supervisory Board Member of the Company. Hence, we propose him as a Substitute Audit & Supervisory Board Member.

3. With the expectation that Outside Audit & Supervisory Board Members can fulfill their roles associated with the position, the Company has executed contracts with Outside Audit & Supervisory Board Members to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Corporate Law, to the higher of ¥5 million or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law. If approval is given for this proposal and if Mr. Kiyohisa Horie assumes his office as Audit & Supervisory Board Member, the Company is scheduled to execute a similar liability limitation contract with him.

4. Mr. Kiyohisa Horie will become an Independent Officer as stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange if approval is given for him to be appointed as Substitute Audit & Supervisory Board Member and also if he assumes his office as Audit & Supervisory Board Member.

5. The number of the Company’s shares held by the candidate for Substitute Outside Audit & Supervisory Board Member is as of March 31, 2013.

Agenda 5: Payment of bonuses to Directors

The Company proposes that bonuses amounting to ¥98.41 million be paid to the thirteen (13) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year, based on the Company’s earnings results and other factors. The Company requests that the details such as specific amount to be paid to each Director, timing and manner of payment be left to the decision of the Board of Directors.

Notes:

1.	The number of recipients includes five (5) Directors (excluding Outside Directors) who retired during the fiscal year.
2.	Bonuses were not paid to directors in the previous fiscal year because net loss was recorded.

<Policy of Remuneration for Directors>

At the Company, executive remuneration is employed as an effective incentive to achieve a sustainable increase in corporate earnings for medium- to long-term, in the pursuit of increased shareholder value of Ricoh and the Ricoh Group. In addition, from the viewpoint of strengthening corporate governance, measures to secure objectivity, transparency, and validity are taken in setting up remuneration levels and determining individual remunerations, and the Company determines executive remuneration based on the following basic policies:

1)	Remuneration must appropriately reflect roles, responsibilities, performance, etc. that Directors are expected to perform, as well as business results and shareholder value of the Company.

2)

When remuneration levels are set up and individual remunerations are determined, objectivity, transparency and validity must be secured through proper external benchmarks and deliberation by the Nomination and Compensation Committee.

[Components and determination of remuneration]

1)	Basic remuneration

The amount of basic remuneration paid to Directors is determined based on their roles, importance of responsibilities, and stock price performance.

The basic remuneration for Directors consists of remuneration pertaining to management oversight, remuneration reflecting the importance of their individual roles and responsibilities, remuneration for the purpose of purchasing the Company’s stocks, and variable remuneration linked to stock price performance during the relevant fiscal year.

2)	Bonuses

The amount of bonuses paid to Directors is determined based on the achievement of key performance indicators such as sales, operating income, and ROA, which pertain to improvement of shareholder value and enhancement of the Company’s competitiveness. Proposed bonuses are brought before the Ordinary General Meeting of Shareholders every time for approval.

Reference Documents Attached to Notice of 113th Ordinary General Meeting of Shareholders

Business Report for 113th Business Term

(April 1, 2012 — March 31, 2013)

(The following is an unofficial English translation of the Reports for the 113th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1.	Status of the Ricoh Group

(1)	Operating conditions for the fiscal year under review

Operating progress and results

•	Overview

Business Environment

The Japanese economy has shown signs of gradual recovery with the increase in demand relating to the recovery and restoration of the areas affected by the Great East Japan Earthquake. However, with the prolonged appreciation of the yen, along with the continued concerns of a global economic slowdown, the economic environment remained fairly stagnant throughout the fiscal year. Since the end of last year, the higher expectations arising from the economic recovery plans introduced by the new cabinet and the Bank of Japan’s monetary easing policy have helped to weaken the yen and increase the stock prices, but the overall economic outlook still remains unpredictable.

Outside of the domestic market, the U.S. economy is showing signs of a modest recovery, but the European economy remains stagnant under the prolonged European debt crisis, along with the slowdown in growth occurring in China and the rest of the emerging markets. These economic conditions have continuously affected the overseas sales of Ricoh.

The RICOH Way and RICOH Brand Benefits

The Ricoh Group sets The RICOH Way, which is based on our founding principles and Mission, Vision, and Values, as basis of our business activity. In The RICOH Way, Ricoh aims “to be the most trusted brand with irresistible appeal in the global market” and has as its mission “at the Ricoh Group, we are committed to providing excellence to improve the quality of living”.

With the RICOH Way in mind, Ricoh has been providing innovative products and services that embody the RICOH Brand Benefits of “Harmonize with the environment”, “Simplify your life and work”, and “Support knowledge management” to all customers who handle information. Also, Ricoh aims to earn greater trust by continuing to contribute to the improvement of customers’ productivity and knowledge creation in aiming to continue growing in the future.

Medium and Long Term Management Strategy

The business environment surrounding the Ricoh Group has drastically changed in the past several years and we are currently at a turning point for our core Imaging & Solutions business.

In developed countries, the demands for copiers and multifunction equipment have become stagnant. More information is processed in the office environment than ever before, but the increase in the information communicated is handled more through the Internet by devices such as smartphones and tablet PCs. This has increased the variations in the way we print. Furthermore, amid heightened cost consciousness since the world financial crisis, combined with the development of cloud computing, the values sought by customers are shifting towards an emphasis on “owning products” in addition to “using services”. It is becoming increasingly difficult to respond adequately to customer demands through product function and price alone.

The Ricoh Group has launched the 17th Mid-Term Management Plan that runs from April 2011 to March 2014, which defines “business creation and integration” and “establishment of highly efficient management” as its two basic strategies to adapt to these changes.

For “business creation and integration”, aiming for “regeneration”, we are implementing measures to reinforce the earning power through core businesses, to create new profit models in current core businesses and to accelerate development for new growth businesses.

With regard to the “establishment of highly efficient management”, we are reconstructing our corporate systems in order to build an organization that can maintain accelerated business growth while properly responding to any changes in the business environment. Also in order to improve resource efficiency, we are reviewing our business processes and our allocation of human resources. We are also conducting a full analysis of all business activities, and advancing structural reform.

The status of achievement for this fiscal year on our core strategies are as follows:

- Business Creation and Integration

In the Imaging & Solutions segment, we have introduced a full line-up of products that will contribute to the increase in productivity and reduction of total cost of ownership (TCO) for our customers.

With regards to our digital monochrome multifunction equipment, we have introduced the MP 9002/7502/6002/6002GP series. These products are the first in the office equipment industry to use electric furnace steel sheets that are made of 100% steel scrap in some of its parts, thus reducing the volume of new resources used.

Additionally, we have introduced a full line-up of reconditioned multifunction equipment, which are comprised of MP C4000RC SRF/MP C2800RC SRF for color printing and MP 7501RC/6001RC/5000RC/4000RC/3350RC/2550RC series for monochrome printing. These products are manufactured using mainly reusable parts and have contributed to a large reduction in the level of CO2 during the manufacturing process.

By introducing these new products that have achieved improved environmental performance and productivity, we were able to obtain high market share for multifunction equipment.

As for printers, we have introduced a complete new lineup of products, which are SP C831/C831M/ C830/C830M/C731/C731M/C730/C730M/C730L for color printers and SP 8300/8300M for monochrome printers. These products are equipped with a user friendly 4.3 inch full color LCD touch panel, which allows for improved visibility and operability. Furthermore, features such as printing function for mobile and other devices have been improved by connecting to a cloud computing environment.

In addition to this, we have also introduced our unique GELJET SG 7100 and the GELJET SG 3100SF. These compact models offers improved first print output, enhanced security features that will fit the needs of various industries and operations. Furthermore, these compact models can be used as a desktop machine in the office to achieve improved productivity at low-cost.

With regard to our other offerings, we have introduced six new projection systems (twelve models), including our desk edge / short throw projectors PJ WX3340N and PJ WX4240N. We also introduced the Interactive Whiteboard D5500 for offices and various other places, which allows users to write directly onto the display and facilitates smooth communication with remote regions. By offering solutions that take advantage of the outstanding performance of these products, we support the changing work styles of our customers, by speeding up the streamlining of collaborative work and the activation of the organization.

We expanded Managed Document Services (MDS)* and IT services that range from introduction of IT to providing solutions including security and business continuity, and supported customers in improving their productivity. Furthermore, by improving overall operations with the use of fewer resources, we have been able to achieve improved revenue growth in this market.

*	Managed Document Services (MDS)

A service which undertakes the outsourcing of customers’ document administration in order to realize cost reductions and improve productivity. This service visualizes and analyzes operations such as document creation, utilization, and storage, and proposes improvements that lead to solutions for challenges faced by our customers.

In the emerging markets, we continued to provide a strong lineup of products such as our A4 multifunction equipment along with streamlining our development and manufacturing functions to further accelerate reduction in our production costs. We have strengthened our sales channels mainly in Asia, and achieved high market share.

In production printing, we continued to press ahead with reinforcement of the design and development function through concentration of resources, as well as reorganizing and enhancing the sales service system, and strengthening the product lineup. In line with reinforcing the development of new solutions and service models linked to the “RICOH Pro series”, we invested in PTI Marketing Technologies, Inc., a printing-related software company in the United States.

With regards to new business development, we have expanded technological development and products in our industrial and consumer areas in order to provide added-value to our customers.

In the Industrial Products segment, we have continued our development of advanced devices, modules and materials based on our core optical and thermal technology. Under such development, we introduced a re-writable hybrid media that allows for images made chemically to appear or disappear through controlled application of heat. Furthermore, we have introduced a lineup of five Factory Automation (FA) cameras and fourteen lenses that can be used in manufacturing lines for inspection, pattern matching, and alignment. These products have contributed to the increased productivity and reduction of costs in our customers manufacturing facilities. With regards to our thermal media business, we are continuing to take steps to increase our presence in the global market, especially in the emerging market. In order to gain a foothold into this market, we have established a subsidiary in India.

As for the Consumer segment, we continue to strengthen our product lineup with the introduction of our digital compact interchangeable lens SLR camera the “PENTAX Q10” and our top of the line K series “PENTAX K-5 II” camera.

- Establish Highly Effective Management

In order to achieve stable performance and build a robust management structure for further growth under the severe economic environment, the Ricoh Group has implemented various initiatives to restructuring. This includes initiatives such as drastically reducing expenses, streamlining overlapping operations and shift of personnel to growth areas, as well as an exhaustive review of all operations. Furthermore, to enhance the global competitiveness of our engineering and manufacturing functions, we have reorganized part of our engineering and manufacturing resources relating to imaging products at production related companies, and some portion of those same resources of the Ricoh Group in Japan, and integrated them into Ricoh Technologies Co., Ltd. and Ricoh Industry Co., Ltd. on April 1, 2013.

Performance in the fiscal year under review

Net sales amounted to ¥1,924.4 billion, up 1.1% from the previous fiscal year, due to the impact of the shift to a weaker yen, and capturing demand in emerging markets including China. Gross profit increased by 2.1% year-on-year to ¥768.6 billion, due to a rise in sales and the effects of continuous cost reduction measures. The results of the Group’s united efforts for structural reform contributed to a drop in selling, general and administrative expenses, which declined 8.5% year-on-year to ¥705.1 billion, also reflecting the impact of impairment loss of goodwill and of long-lived assets posted in the previous fiscal year, as well as a decrease in structural reform cost. Consequently, operating income grew to ¥63.4 billion, a significant increase compared to the previous fiscal year, and net income attributable to Ricoh Company, Ltd. rose by ¥77.0 billion year-on-year to ¥32.4 billion.

•	Consolidated sales by category (consolidated basis)

Category	Sales (billions of yen)	Percentage of total (%)	Change (%)
Imaging & Solutions (Note)	1,685.3	87.5	0.9
Office Imaging	1,329.6	69.1	0.5
Production Printing	147.0	7.6	(1.0)
Network System Solutions	208.7	10.8	4.8
Industrial Products (Note)	93.0	4.8	(5.1)
Other (Note)	146.0	7.7	8.7

Total	1,924.4	100.0	1.1

Note:

From this fiscal year, we have changed the method of summarizing sales by category.

The Imaging & Solutions segment has been changed from the previous two categories of Imaging Solutions and Network System Solutions to three categories, namely Office Imaging, Production Printing, and Network System Solutions. In addition, some products have been moved from the Other segment to the Network System Solution category and the Industrial Products segment.

Imaging & Solutions (Sales up 0.9% year on year to ¥1,685.3 billion)

The Imaging & Solutions segment consists of Office Imaging, Production Printing and Network System Solutions. The overall sales in this segment increased by 0.9% from the previous fiscal year to ¥1,685.3 billion.

Office Imaging (Sales up 0.5% year on year to ¥1,329.6 billion)

Sales of Office Imaging category increased by 0.5% compared to the previous fiscal year to ¥1,329.6 billion.

The sales of color products increased mainly in multifunction equipment, and with the effect of yen weakening, the sales increased compared to the previous fiscal year.

Production printing (Sales down 1.0% year on year to ¥147.0 billion)

Sales of Production Printing category decreased by 1.0% compared to the previous fiscal year to ¥147.0 billion. Sales of self-developed cut sheet printers increased, however, sales of products mainly such as those purchased from third party decreased.

Network System solutions (Sales up 4.8% year on year to ¥208.7 billion)

Sales of Network System Solutions category increased by 4.8% compared to the previous fiscal year to ¥208.7 billion due primarily to the increase in sales of IT services, etc. mainly in overseas.

Industrial Products (Sales down 5.1% year on year to ¥93.0 billion)

Sales in the Industrial Products segment decreased by 5.1% compared to the previous fiscal year, to ¥93.0 billion.

Sales of thermal media increased from the previous fiscal year, but the sales of semiconductors and electronic components decreased.

Other (Sales up 8.7% year on year to ¥146.0 billion)

Sales in the Other segment increased by 8.7% compared to the previous fiscal year to ¥146.0 billion, due to effect of PENTAX RICOH IMAGING CO., LTD, which was acquired in the second half of the previous fiscal year.

•	Consolidated sales by region (consolidated basis)

Region	Sales (billions of yen)	Percentage of total (%)	Change (%)
Japan	870.3	45.2	(1.8)
Overseas	1,054.1	54.8	3.6
The Americas	496.6	25.8	5.9
Europe, Middle East and Africa	421.7	21.9	0.1
Other	135.7	7.1	6.9

Total	1,924.4	100.0	1.1

Note:

From this fiscal year, we have changed the method of summarizing sales by region.

Middle East and Africa, which were included in Other region, have been included in Europe and changed to be presented as Europe, Middle East and Africa from the current fiscal year.

Japan (Sales down 1.8% year on year to ¥870.3 billion)

In the Japanese economy, with the prolonged appreciation of the yen, along with the continued concerns of a global economic slowdown, the economic environment remained fairly stagnant throughout the fiscal year. Since the end of last year, an upward trend such as weakening of the yen and increase of the stock prices has been seen, but the overall economic outlook still remains unpredictable. As a result, the sales in Japan decreased by 1.8% from the previous fiscal year to ¥870.3 billion.

The Americas (Sales up 5.9% year on year to ¥496.6 billion)

In the Americas, the economic situation remains unpredictable despite the gradual recovery in individual consumption and capital investment. As a result, with the contribution of weakening of the yen, overall sales increased by 5.9% compared to the previous fiscal year, to ¥496.6 billion.

Europe, Middle East and Africa (Sales up 0.1% year on year to ¥421.7 billion)

The economic situation remains uncertain due to the prolonged European debt crisis. The yen showed signs of weakness against the Euro around the end of the fiscal year, but throughout most part of the year, the yen remained strong against the Euro. As a result, the sales increased slightly by 0.1% compared to the previous fiscal year, to ¥421.7 billion.

Other (Sales up 6.9 % year on year to ¥135.7 billion)

The emerging markets including China and India are achieving strong growth, though there are signs of slowdown in growth among these countries and the rest of the emerging markets. We are strengthening the sales force mainly in the emerging markets, and as a result, overall sales in Other regions increased by 6.9% from the previous fiscal year, to ¥135.7 billion.

(2) Issues the Ricoh Group faces

The Ricoh Group has not only taken various steps to cope with the worldwide financial meltdown, the Thailand flooding, the catastrophic earthquake and tsunami in Japan and huge shift ICT technology, but has implemented various initiatives to build a strong and stable management system for growth. This coming fiscal year 2013 will be an important year for the Ricoh Group in developing a market for further growth. To achieve this growth, we have set forth and will implement the following four core action plans.

1. Thoroughly reinforce the earning power through core businesses

In regards to our core business in the Office Imaging segment, we will continue to win over competition and increase market share by improving the features of our products at competitive prices, along with providing quicker innovative solutions to our customers. Furthermore, by increasing the efficiency of our development, manufacturing and sales operations, we will be able to increase our profitability.

Additionally, in the emerging markets with continued growth, we will increase profit through expansion of sales channels along with increasing sales through the various IT services companies acquired in the past several years. Furthermore, products and services will be developed upon the features and prices demanded in the respective markets. In addition to China, India and others, we will continue to establish our presence in markets or countries in which we can expect strong growth.

As for our Production Printing business, we will continue to enhance our product lineup. we can expect an increase in revenue from the increased print volume achieved from the sale of these products. Furthermore, we will develop business fields for commercial printing.

2. Create new profit models in current core businesses

We will constantly look to provide solutions to a wider range of issues surrounding our customers to establish an additional growth model to our existing multi-function and printer business. We will further enhance our MDS and IT Services along with strengthening our solutions for enhanced communication such as our projection system, video conference system and our interactive whiteboard solution. Additionally, by providing improved connectivity of our multi-function products and printers to smart phones and tablet PCs, we can offer more innovative work style solutions to our customers.

3. Accelerate development for new growth businesses

In order for the Ricoh Group to take advantage of new business opportunities, we will continue to provide the market with innovative optical, image processing and environmental technology solutions. Especially in the area of optical systems in our Industrial Products segment, we will enhance our applied technology to develop and market new devices and modules. Furthermore, for our consumer segment, especially surrounding our digital SLR cameras, we will continue to strengthen our products and sales network to solidify our presence in this market.

Moreover, to maintain long-term growth, we will continue to improve and strengthen the process of searching and developing for profitable business opportunities in the future.

4. Improve resource efficiency

We will increase overall business efficiency to maximize the value of our products and services that can be generated through the resources injected. We will continue to place effort into establishing a corporate culture that will value employees in all areas (development, manufacturing, sales and headquarters, etc.) whom have a mindset for working to earn even greater trust and confidence from its customers as a reliable partner.

For corporations to be sustainable for the future, they must always contribute to the welfare of mankind, the development of society and the conservation of earth’s environment. For the Ricoh Group to continue to grow and to be admired by society, we will continue to increase corporate value in respect to the society, environment and the economy. As part of these efforts, in April 2012, the Ricoh Group introduced a new global brand tagline “imagine. change.” To express the concept that collective imagination can pave the way for change into the future.

With this new corporate message, the Ricoh Group will continue its concerted efforts to drive innovation to a broader extent than customers’ expectations, aiming to remain their most valued and trusted business partner.

(3) Status of plant and equipment investment and fund procurement

(i) Plant and equipment investment

In the fiscal period under review, the Ricoh Group invested a total of ¥86.5 billion (including an investment of ¥30.6 billion by the Company) in plant and equipment, mainly comprising the following.

(a)	Major equipment and facility expansions completed during the fiscal year:

•	Equipment-related supplies plant (Numazu Plant)

(b)	Major equipment and facility expansions in progress in the fiscal year:

•	Equipment-related supplies plant (Tohoku Ricoh)

•	Equipment-related supplies plant (RICOH ELETRONICS, INC.)

(ii) Fund procurement

None applicable.

(4)    Status of assets and profit/loss

•	Transition of assets and profit/loss of the Ricoh Group

Items	Fiscal year ended March 2010	Fiscal year ended March 2011	Fiscal year ended March 2012	Fiscal year ended March 2013
Net sales (billions of yen)	2,015.8	1,941.3	1,903.4	1,924.4
Income (loss) before income taxes and equity in earnings of affiliates (billions of yen)	57.0	44.1	(31.9)	58.1
Net income (loss) attributable to Ricoh Company, Ltd. (billions of yen)	27.0	18.6	(44.5)	32.4
Net income (loss) per share attributable to Ricoh shareholders (yen)	37.27	25.68	(61.42)	44.78
Total assets (billions of yen)	2,377.9	2,255.5	2,289.3	2,360.6
Total Ricoh shareholders’ equity (billions of yen)	969.3	925.2	822.7	897.9

Notes:

1.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2.

Net income (loss) per share attributable to Ricoh shareholders is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

•	Transition of assets and profit/loss of the Company

Items	Fiscal year ended March 2010	Fiscal year ended March 2011	Fiscal year ended March 2012	Fiscal year ended March 2013
Net sales (billions of yen)	849.0	842.2	795.4	803.8
Ordinary income (loss) (billions of yen)	26.9	7.1	(7.4)	18.6
Net income (loss) (billions of yen)	23.3	9.7	(128.6)	15.8
Net income (loss) per share (yen)	32.12	13.39	(177.37)	21.86
Total assets (billions of yen)	1,272.9	1,252.4	1,135.1	1,110.0
Net assets (billions of yen)	767.0	752.1	599.2	603.0

Note:

Net income (loss) per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

(5) Status of major subsidiaries

•	Status of major subsidiaries (as of March 31, 2013)

Name	Paid-in capital	Investment ratio (%)	Principle business
Tohoku Ricoh Co., Ltd. (Note 1)	2,272 million JPY	100.0	Manufacturing of office equipment and related supplies
RICOH JAPAN Corporation	2,517 million JPY	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	2,128 million JPY	100.0	Maintenance service and sale of office equipment
Ricoh Leasing Company, Ltd. (Note 2)	7,896 million JPY	51.1	General leasing
RICOH ELECTRONICS, INC (Note 2)	27 million USD	100.0	Manufacturing of office equipment and related supplies
RICOH AMERICAS CORPORATION (Note 2)	1,286 million USD	100.0	Sale of office equipment
RICOH PRODUCTION PRINT SOLUTIONS, LLC (Note 2)	(Note 3)	100.0	Sale of office equipment
RICOH EUROPE HOLDINGS PLC (Note 4)	1.9 million GBP	100.0	Holding company of sales in the European region
RICOH ASIA INDUSTRY LTD.	180 million HKD	100.0	Sale of office equipment

Notes:

1.	On April 1, 2013, Tohoku Ricoh Co., Ltd. was integrated into Ricoh Industry Co., Ltd. through an absorption-type merger.

2.

The respective percentage of total investment ratio for Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., RICOH AMERICAS CORPORATION, and RICOH PRODUCTION PRINT SOLUTIONS, LLC include voting rights of those shares held by subsidiaries.

3.	No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

4.	RICOH EUROPE HOLDINGS PLC is a holding company which was established as business restructuring in Europe.

(6) Main business (as of March 31, 2013)

Imaging & Solutions	Office Imaging

Multifunctional products, copiers, printers, digital duplicators, facsimile machines, scanners, as well as related supplies, customer service, support and software, etc.

Production Printing

Cut sheet printer, continuous feed printer, related supplies, customer service, support and software, etc.

Network System Solutions

Personal computers, PC servers, network equipment, related customer service, support and software, etc.

Industrial Products	Thermal media, optical equipments, semiconductors and electronic components, etc.

Other	Digital cameras, etc.

(7) Principal offices and plants (as of March 31, 2013)

•	Major domestic offices and plants

The Company (location)	Subsidiaries (location)
Head Office (Tokyo)	Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
Omori Office (Tokyo)	Tohoku Ricoh Co., Ltd. (Miyagi Pref.) (Note)
Shin-Yokohama Office (Kanagawa Pref.)	Ricoh Printing Systems, Ltd. (Ibaraki Pref.) (Note)
Ricoh Technology Center (Kanagawa Pref.)	Ricoh Elemex Corporation (Aichi Pref.)
Research and Development Center (Kanagawa Pref.)	RICOH JAPAN Corporation (Tokyo)
Atsugi Plant (Kanagawa Pref.)	Ricoh Technosystems Co., Ltd. (Tokyo)
Numazu Plant (Shizuoka Pref.)	Ricoh Leasing Company, Ltd. (Tokyo)
Fukui Plant (Fukui Pref.)
Ikeda Plant (Osaka Pref.)
Yashiro Plant (Hyogo Pref.)

Note:

On April 1, 2013, Tohoku Ricoh Co., Ltd. and Ricoh Printing Systems, Ltd. were integrated into Ricoh Industry Co., Ltd. through an absorption-type merger.

•	Major overseas offices

Subsidiaries (location)	Subsidiaries (location)
RICOH AMERICAS CORPORATION (U.S.A.)	RICOH ELECTRONICS, INC. (U.S.A.)
RICOH PRODUCTION PRINT SOLUTIONS, LLC (U.S.A.)	RICOH USA INC. (U.S.A.)
RICOH INDUSTRIE FRANCE S.A.S. (France)	RICOH UK PRODUCTS LTD. (U.K.)
RICOH EUROPE PLC (U.K.)	RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
RICOH CHINA CO., LTD. (China)	SHANGHAI RICOH DIGITAL EQUIPMENT CO., LTD. (China)
RICOH ASIA PACIFIC PTE, LTD. (Singapore)	RICOH MANUFACTURING (THAILAND), LTD. (Thailand)

(8) Status of employees (as of March 31, 2013)

(i) Employees of the Ricoh Group

Categories	Number of employees
Imaging & Solutions business	96,741
Industrial Products business	3,247
Other businesses	6,257
Common businesses in the Group	1,186
Total	107,431

(ii) Employees of the Company

Categories
Number of employees	9,710
Change from the end of the previous fiscal year	384 (Decrease)
Average age	41.6
Average length of service	17.8 years

(9) Main creditors (as of March 31, 2013)

Creditors	Amounts borrowed (million yen)
Syndicated loans	93,300
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	76,226
Mizuho Corporate Bank, Ltd.	48,470

Note:

Syndicated loans are financed by the managing banks of the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd.

2. Shareholders’ Equity (as of March 31, 2013)

(1) Total number of shares authorized to be issued:	1,500,000,000

(2) Total number of shares issued:	744,912,078

(3) Number of shareholders:	45,388

(4) Major shareholders:

	The shareholders’ stake in the Company
Name	Thousands of shares	Percentage of ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	79,058	10.90
Japan Trustee Services Bank, Ltd. (Trust Account)	57,891	7.98
Nippon Life Insurance Company	36,801	5.08
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,552	3.66
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	21,573	2.98
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	18,356	2.53
NIPPONKOA Insurance Co., Ltd.	18,198	2.51
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION	15,839	2.18
The Ricoh Employee Shareholding Association	12,624	1.74
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	9,795	1.35

Notes:

1.	The number of treasury stocks (19,875 thousands of shares) is not included in the chart above.

2.

In addition to the above, stakes in the Company include 1,000 thousands of shares (0.14%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

3.	The percentage of ownership is calculated after deducting treasury stock.

•	Breakdown of shareholders

3. Status of Corporate Officers

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2013)

Position	Name	Principal duty and significant concurrent positions
		(as of March 31, 2013)	(Reference: as of April 1, 2013)
Representative Director:	Shiro Kondo	CEO (Chief Executive Officer)	Chairman of the Board
Representative Director:	Zenji Miura	CFO (Chief Financial Officer), Internal Management and Control, General Manager of Imaging System Group, General Manager of Americas Marketing Group	CEO
Director:	Hiroshi Kobayashi	CHO (Chief Human Resource Officer), Corporate Social Responsibility, Legal & Intellectual Property	(Same as on the left)
Director:	Shiro Sasaki	CMO (Chief Marketing Officer), General Manager of PP Business Group and Trade Affairs & Export/Import Administration Division, RICOH PRODUCTION PRINT SOLUTIONS LLC (Chairman and CEO)	(Same as on the left)
Director:	Nobuo Inaba	CIO (Chief Information Officer), President of Ricoh Institute of Sustainability and Business	(Same as on the left)
Director:	Yozo Matsuura	Corporate Environment, General Manager of MFP Business Group	Corporate Environment, General Manager of MFP Business Group, General Manager of Research and Development Group
Director:	Yoshinori Yamashita	General Manager of Corporate Planning Division	Internal Management and Control, General Manager of Corporate Planning Division
Director:	Kunihiko Sato	Ricoh Japan Corporation (President and CEO), General Manager of Japan Marketing Group	(Same as on the left)
Director:	Mochio Umeda	MUSE Associates, LLC. (U.S.A.) (President)	(Same as on the left)
ASATSU-DK INC. (Outside Director)
Pacifica Fund I.LP. (Managing Director)
MUSE ASSOCIATES INC. (President)
Director:	Kunio Noji	Komatsu Ltd. (President and CEO)	Komatsu Ltd. (Chairman of the Board)
Senior Audit & Supervisory Board Member:	Yuji Inoue	(Full-time)	(Same as on the left)
Audit & Supervisory Board Member:	Mitsuhiro Shinoda	(Full-time)	(Same as on the left)
Audit & Supervisory Board Member:	Takao Yuhara	—	—
Audit & Supervisory Board Member:	Tsukasa Yunoki	Attorney-at-law HIROSE ELECTRIC CO., LTD. (Outside Audit & Supervisory Board Member)	(Same as on the left)

Notes:

1.	Directors Mochio Umeda and Kunio Noji are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2.	Audit & Supervisory Board Members Takao Yuhara and Tsukasa Yunoki are Outside Audit & Supervisory Board Members stipulated in Article 2-16 of the Corporate Law.

3.	Serving at the Company’s accounting and finance sector for many years, Senior Audit & Supervisory Board Member Yuji Inoue has considerable knowledge about finance and accounting.

4.

Serving at the Company’s corporate planning and internal management and control sectors for many years, Audit & Supervisory Board Member Mitsuhiro Shinoda has considerable knowledge about finance and accounting.

5.	Audit & Supervisory Board Member Takao Yuhara served as Chief Financial Officer of SONY CORPORATION, etc. and has considerable knowledge about finance and accounting.

6.

Director Kunio Noji, Audit & Supervisory Board Members Takao Yuhara and Tsukasa Yunoki are Independent Directors / Audit & Supervisory Board Members stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange.

7.

Director Mochio Umeda concurrently serves as president of MUSE Associates, LLC. (U.S.A.) and MUSE Associates Co., Ltd., which have business relations with the Company on the basis of a consignment contract, albeit involving transactions amount less than 0.01% of the Company’s consolidated selling, general and administrative expenses, posing no material impact. There is no special conflict of interests between the Company and each of companies above in which other Outside Directors and Audit & Supervisory Board Members have significant positions.

8.	As of June 26, 2012, Directors Takashi Nakamura, Kazunori Azuma, and Yoshimasa Matsuura retired as Director.

9.	Directors who resigned during the fiscal year are as follows.

Position as of the resignation	Name	Principal duty and significant concurrent positions as of the resignation
Director:	Kazuo Togashi	—
Director:	Eiji Hosoya	Resona Holdings Inc. (Chairman and Executive Officer) Resona Bank, Ltd. (Chairman) Mitsui Fudosan Co., Ltd. (Outside Director)
Director:	Masamitsu Sakurai	Chairman of the Board

(2) Total remuneration, etc. paid to Directors and Audit & Supervisory Board Members

Category	Number of recipients	Total remuneration, etc. (million yen)
Directors	16	572
(Outside Directors)	(3)	(26)
Audit & Supervisory Board Members	4	76
(Outside Audit & Supervisory Board Members)	(2)	(14)

Total	20	648

Notes:

1.

It was decided that aggregate basic remuneration of Directors should not exceed ¥46 million per month, according to the resolution of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007. It was decided that aggregate basic remuneration of Audit & Supervisory Board Members should not exceed ¥9 million per month, according to the resolution of the 84th Ordinary General Meeting of Shareholders held on June 29, 1984.

2.	The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

3.

The remuneration, etc. paid to Directors include amount of allowance for Directors’ bonuses based on the proposal, “Payment of bonuses to Directors” to be submitted to the 113th Ordinary General Meeting of Shareholders to be held on June 21, 2013, amounting to ¥98 million.

4.	The above includes five Directors who have retired and resigned during the fiscal year.

5.

In addition to the above, based on the resolution “Payment of retirement allowances for Directors and Audit & Supervisory Board Members following the abolishment of retirement allowance system” of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007, the Company paid ¥173 million of retirement allowance to one Director who has resigned during the fiscal year.

(3) Outside Directors and Audit & Supervisory Board Members

(i) Significant concurrent jobs Outside Directors and Audit & Supervisory Board Members are engaged in at other companies

Name	Significant concurrent positions
Outside Director Mochio Umeda	MUSE Associates, LLC. (U.S.A.) (President) ASATSU-DK INC. (Outside Director) Pacifica Fund I.LP. (Managing Director) MUSE Associates Co., Ltd. (President)
Outside Director Kunio Noji	Komatsu Ltd. (President and CEO)
Outside Audit & Supervisory Board Member Takao Yuhara	—
Outside Audit & Supervisory Board Member Tsukasa Yunoki	Attorney-at-law HIROSE ELECTRIC CO., LTD. (Outside Audit & Supervisory Board Member)

(ii) Major activities by Outside Directors and Audit & Supervisory Board Members

Name	Main activities
Outside Director Mochio Umeda

Participated in all of the 12 Board of Directors meetings (100% attendance rate)

held during the fiscal year under review and proactively made statements, mainly from his perspective based on his advanced knowledge in the IT field and his experience in global business.

Outside Director Kunio Noji

Participated in 8 of the 10 Board of Directors meetings (80% attendance rate) held during the fiscal year under review after being appointed as Outside Director, and proactively made statements, mainly from his expert perspective based on his outstanding record and abundant experience as a management member at Komatsu Ltd., which operates on a global scale.

Outside Audit & Supervisory Board Member Takao Yuhara

Participated in all of the 12 Board of Directors meetings (100% attendance rate) and all of the 9 Audit & Supervisory Board meetings (100% attendance rate), held during the fiscal year under review, and made statements, whenever necessary, from his wealth of experience as financial officer of SONY CORPORATION, etc.

Outside Audit & Supervisory Board Member Tsukasa Yunoki

Participated in 7 of the 12 Board of Directors meetings (58% attendance rate) and 5 of the 9 Audit & Supervisory Board meetings (55% attendance rate), held during the fiscal year under review, and made statements, whenever necessary, from his various perspectives based on the insight he has cultivated as a lawyer.

(iii) Outline of liability limitation contracts

The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Audit & Supervisory Board Members.

The outline of liability limitation contracts, which the Company concluded with Outside Directors and Audit & Supervisory Board Members in accordance with the revised Articles of Incorporation, is as follows.

(a) Liability limitation contracts with Outside Directors

Under such contracts, the maximum liability of Outside Directors shall be the higher of either of ¥10.00 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

(b) Liability limitation contracts with Outside Audit & Supervisory Board Members

Under such contracts, the maximum liability of Outside Audit & Supervisory Board Members shall be the higher of either of ¥5.00 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

4. Accounting auditors

(1) Name: KPMG AZSA LLC

(2) Remuneration, etc.:

Amount to be paid
Remuneration, etc. to be paid to the accounting auditor by the Company	¥345 million
Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries	¥507 million

Notes:

1.

In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above “Remuneration, etc. to be paid to the accounting auditor by the Company” above represent the sum of these remunerations.

2.	Among the Company’s major subsidiaries, Ricoh Americas Corporation and 5 other subsidiaries are audited by KPMG.

(3) Non-audit work

The Company requested the accounting auditor to perform work outside the scope of service stipulated under Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit work), including the provision of information on the implementation of International Accounting Standards, and duly paid consideration for such service.

(4) Policy regarding decision to dismiss or not reappoint the accounting auditor

The Audit & Supervisory Board, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Audit & Supervisory Board or as requested by the Audit & Supervisory Board.

5. Systems to secure appropriateness of operations

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company’s operations are as follows. The resolutions will be reviewed regularly on an ongoing basis in response to changes in the business environment.

Internal Control System Basic Policy

The RICOH Way, which comprises our founding principles and Management Philosophy (Mission Statement, Vision Statement and Values Statement), is the foundation of the Ricoh Group’s management policy, strategy and internal control system.

Inspired by the values incorporated in the RICOH Way, we are working to establish and implement an internal control system aimed at strengthening competitiveness and continuously improving the system while ensuring transparency based on corporate ethics and legal compliance.

(1)	System to ensure the efficient implementation of Directors’ duties and compliance with laws and Articles of Incorporation

Based on the principle of autonomous corporate governance, the Company promotes a corporate culture that values both a sense of duty to meet the various expectations of stakeholders and high ethics suited to good social conscience. At the same time, the Company strives to create a sense of alertness in management and business execution, and further enhance the quality and speediness of such functions. To this end, the Company will adopt the following management structure.

(i)	Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii)

As part of the strengthening of management oversight functions by the Board of Directors, the “Nomination and Compensation Committee”, a permanent organization composed of Outside Directors and designated internal Directors, makes proposals and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii)	The executive officer system, its division of duties clarified, speeds up the decision-making process through the attribution of authority to each business division.

(iv)

The “Group Management Committee” (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet specific criteria. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning the most appropriate strategies for direction of each business division and the entire Group, within the powers granted to it.

(v)	The “Disclosure Committee” is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it verifies the process of disclosure.

(2)	Systems related to the retention and management of information related to the implementation of Directors’ duties

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Audit & Supervisory Board Members.

(3)	Regulations and other structures regarding risk management for losses

(i)	The occurrence of losses shall be proactively prevented based on risk management regulations.

(ii)	Should losses nevertheless arise, efforts shall be made to minimize damage (loss) based on standards for initial reaction.

(iii)	In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management has been created to thoroughly cover all aspects globally.

(4)	Systems to ensure appropriate compliance with laws, and Articles of Incorporation concerning the performance of employee duties

(i)

In order to thoroughly implement the “Ricoh Group Corporate Social Responsibility (CSR) Charter” which sets forth the principles of corporate behavior including compliance, and the “Ricoh Group Code of Conduct” which articulates the general rules of conduct for Ricoh Group employees, the Specialty Committee and a “Hot Line” for reporting incidents and seeking advice have been established. Also various training programs are set up to enhance compliance domestically and overseas.

(ii)

Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of “complying with laws, norms and internal rules”, “improvement of business effectiveness and efficiency”, “maintaining high reliability of financial reporting” and “securing of assets”, including compliance to the Sarbanes-Oxley Act of 2002, the Financial Instruments and Exchange Law and other relevant laws and regulations.

(iii)

To ensure appropriate internal auditing, an Internal Management and Control Division shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv)

The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. To establish and improve an internal control system of the Ricoh Group, the Company shall institute an “Internal Control Committee” within the Group Management Committee, which is expected to convene regularly to deliberate and decide on relevant matters.

(5)	Systems to ensure correct business standards at Ricoh and its affiliates

Ricoh and each affiliate in the Ricoh Group shall devise a system that ensures the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while respecting each other’s independence, as follows:

(i)

The Company’s Board of Directors and the “Group Management Committee” (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii)	The “Ricoh Group Standard” (RGS) represents a set of common rules to be followed by the entire Group.

(6)	Systems established to ensure the effective performance of auditing responsibilities by Audit & Supervisory Board Members

1)	Matters regarding employees whom Audit & Supervisory Board Members request to assist them in the performance of their duties

(i)	The Company shall establish an Audit & Supervisory Board office, where exclusively assigned employees assist Audit & Supervisory Board Members in performing their duties.

(ii)

The above employees shall assist Audit & Supervisory Board Members in performing their duties while taking direction from them and shall not be subject to orders given by Directors. In addition, personal assessments regarding said employees shall be made by full-time Audit & Supervisory Board Members. Furthermore, personnel changes regarding said employees shall be made only after gaining agreement of full-time Audit & Supervisory Board Members.

2)	Systems related to reporting to Audit & Supervisory Board Members

(i)

Directors or employees shall promptly report to Audit & Supervisory Board Members concerning material violations of laws and the Articles of Incorporation at Ricoh and each affiliate in the Ricoh Group, as well as matters concerning wrongful acts or the possibility of significant damage to the company at the time of their discovery, in accordance with the law and internal rules concerning internal reporting.

(ii)	Directors and employees shall cooperate when they are requested to report matters concerning operations required for auditing by Audit & Supervisory Board Members.

(iii)	Directors shall provide Audit & Supervisory Board Members with minutes and materials of important meetings, as well as important resolution documents for their review.

3)	Systems established to ensure effective auditing by Audit & Supervisory Board Members

Directors and employees shall cooperate in facilitating the implementation of the following items by Audit & Supervisory Board Members.

(i)	Enable Audit & Supervisory Board Members to attend important meetings such as The Group Management Committee (GMC) and regularly exchange opinions with Representative Directors.

(ii)

Enable Audit & Supervisory Board Members to conduct effective auditing through the tripartite sharing of information and issues by periodic meetings, etc. based on the understanding that mutual cooperation with the Independent Auditor and Internal Management and Control Division is important.

The Company takes an uncompromising attitude toward antisocial activities and any organizations engaged therein in an effort to eradicate any antisocial activities and will not have any relationship with antisocial entities. This is stipulated in the “Ricoh Group Code of Conduct”, which stipulates correct behaviors for all corporate officers and employees of the Group.

Also, the Company has established an internal hotline and has been working closely with outside agencies, such as the police, and relevant organizations as well as making efforts to build trust with such organizations. In the future also, the Company will continue to strengthen its internal system so as to eradicate any antisocial activities or relationships with antisocial entities.

Consolidated Balance Sheets (as of March 31, 2013)

	Millions of yen
	As of March 31,
	2013	2012
ASSETS
Current Assets:	1,126,219	1,106,506
Cash and cash equivalents	117,051	156,210
Time deposits	3,280	2,461
Trade receivables:	509,581	467,214
Notes	36,772	43,921
Accounts	488,233	439,673
Less-Allowance for doubtful receivables	(15,424)	(16,380)
Current maturities of long-term finance receivables, net	235,889	219,716
Inventories:	195,367	195,009
Finished goods	101,568	101,165
Work in process and raw materials	93,799	93,844
Deferred income taxes and other	65,051	65,896
Fixed Assets:	1,234,478	1,182,852
Property, plant and equipment:	290,875	268,527
Land	45,809	45,893
Buildings and structures	271,272	265,843
Machinery and equipment	701,590	659,503
Construction in progress	17,891	9,576
Less-Accumulated depreciation	(745,687)	(712,288)
Investment and other assets:	943,603	914,325
Long-term finance receivables, net	466,608	468,004
Investment securities	54,102	45,470
Investment in and advances to affiliates	1,026	444
Goodwill	221,217	195,251
Other intangible assets	107,702	112,914
Lease deposits and other	92,948	92,242

Total Assets	2,360,697	2,289,358

Consolidated Balance Sheets (as of March 31, 2013)

	Millions of yen
	As of March 31,
	2013	2012
LIABILITIES AND EQUITY
Current Liabilities:	700,367	673,024
Short-term borrowings	65,219	111,272
Current maturities of long-term indebtedness	161,180	105,160
Trade payables:	256,538	252,209
Notes	15,197	11,553
Accounts	241,341	240,656
Accrued income taxes and other	12,091	13,448
Accrued expenses and other	205,339	190,935
Long-term Liabilities:	701,672	737,316
Long-term indebtedness	476,381	525,435
Accrued pension and severance costs	164,289	164,757
Deferred income taxes and other	61,002	47,124
Total Liabilities	1,402,039	1,410,340
Equity:
Ricoh Company, Ltd. shareholders’ equity:	897,996	822,704
Common stock	135,364	135,364
Additional paid-in capital	186,083	186,083
Retained earnings	759,783	742,549
Accumulated other comprehensive income (loss)	(146,088)	(204,175)
Treasury stock at cost	(37,146)	(37,117)
Non-controlling interests	60,662	56,314
Total Equity	958,658	879,018

Total Liabilities and Equity	2,360,697	2,289,358

Consolidated Statements of Operations (for the year ended March 31, 2013)

	Millions of yen
	For the year ended March 31,
	2013	2012
Net sales	1,924,497	1,903,477
Cost of sales	1,155,896	1,150,855
Gross profit	768,601	752,622
Selling, general and administrative expenses	705,167	743,199
Loss on impairment of goodwill	—	27,491
Operating income (loss)	63,434	(18,068)
Other income (expenses)	(5,261)	(13,869)
Interest and dividend income	3,048	3,129
Interest expense	(7,377)	(6,979)
Loss on valuation of securities	(332)	(5,012)
Foreign currency exchange loss, net	(121)	(4,355)
Others, net	(479)	(652)
Income (loss) before income taxes and equity in earnings of affiliates	58,173	(31,937)
Provision for income taxes:	20,838	8,223
Current	21,079	32,309
Deferred	(241)	(24,086)
Equity in earnings of affiliates	31	39
Consolidated net income (loss)	37,366	(40,121)
Net income attributable to non-controlling interest	4,899	4,439

Net income (loss) attributable to Ricoh Company, Ltd.	32,467	(44,560)

Consolidated Statement of Changes in Equity

(for the year ended March 31, 2013)

	(Unit: millions of yen)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Shareholders’ Investment	Non- controlling interests	Total equity
Beginning balance	135,364	186,083	742,549	(204,175)	(37,117)	822,704	56,314	879,018

Comprehensive income
Consolidated net income			32,467			32,467	4,899	37,366
Net, Unrealized gains and losses on securities				4,984		4,984	49	5,033
Pension liability adjustments				3,312		3,312	95	3,407
Net, Unrealized gains and losses on derivatives				292		292	131	423
Foreign currency translation adjustments				49,499		49,499	(129)	49,370
Total comprehensive income						90,554	5,045	95,599
Net changes in treasury stock					(29)	(29)		(29)
Loss on disposal of treasury stock			(7)			(7)		(7)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(15,226)			(15,226)		(15,226)
Dividends paid to non-controlling interests							(697)	(697)

Ending balance	135,364	186,083	759,783	(146,088)	(37,146)	897,996	60,662	958,658

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	For the year ended March 31,
	2013	2012

1. Cash flows from operating activities
Consolidated net income (loss)	37,366	(40,121)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization	85,905	91,137
Equity in (earnings) losses of affiliates, net of dividends received	(31)	(39)
Deferred income taxes	(241)	(24,086)
Loss on impairment of long-lived assets	1,379	10,070
Loss on impairment of securities	302	5,012
Loss on impairment of goodwill	—	27,491
Pension and severance costs, less payments	(5,973)	(5,386)
Changes in assets and liabilities —
Decrease (increase) in trade receivables	(16,292)	(20,393)
Decrease (increase) in inventories	14,010	(17,126)
Decrease (increase) in finance receivables	4,725	(25,667)
Increase (decrease) in trade payables	781	(5,096)
Increase (decrease) in accrued income taxes and accrued expenses and other	(2,616)	(5,623)
Other, net	5,211	21,033
Net cash provided by operating activities	124,526	11,206

2. Cash flows from investing activities
Proceeds from sales of property, plant and equipment	1,712	1,532
Expenditures for tangible fixed assets	(86,569)	(73,271)
Expenditures for intangible fixed assets	(12,226)	(14,504)
Payments for purchases of available-for-sale securities	(93)	(93)
Proceeds from sales of available-for-sale securities	208	68
(Increase) decrease in time deposits	(374)	(385)
Purchase of business, net of cash acquired	(2,774)	(14,816)
Other, net	(6,351)	(10,974)
Net cash used in investing activities	(106,467)	(112,443)

	Millions of yen
	For the year ended March 31,
	2013	2012

3. Cash flows from financing activities
Net proceeds (repayments) of debt with original maturities of three months or less	(59,046)	68,948
Proceeds from debt with original maturities of more than three months	153,361	148,403
Repayments of debt with original maturities of more than three months	(162,677)	(82,533)
Proceeds from issuance of long-term debt securities	20,000	—
Repayment of long-term debt securities	—	(22,444)
Dividend paid	(15,226)	(23,942)
Payment for purchase of treasury stock	(39)	(23)
Other, net	(694)	(586)
Net cash provided by (used in) financing activities	(64,321)	87,823

4. Effect of exchange rate changes on cash and cash equivalents	7,103	(2,597)
5. Net decrease in cash and cash equivalents	(39,159)	(16,011)
6. Cash and cash equivalents at beginning of year	156,210	172,221
7. Cash and cash equivalents at end of year	117,051	156,210

Notes to Consolidated Financial Statements

* All figures are rounded off to nearest million yen.

Accounting Policies Regarding the Preparation of Consolidated Financial Statements

Scope of Consolidation

The number of consolidated subsidiaries is 211 and the number of companies to which the equity method is applied is 7 in the fiscal year under review.

In addition to the above, the Company added variable interest entities to its scope of consolidation from this fiscal year.

Significant Accounting Policies

1. Basis for Preparing Consolidated Financial Statements

The consolidated financial statements including consolidated balance sheets and consolidated statements of operations has been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”), in compliance with Article 120(2), Paragraph 1 of the Corporate Calculation Regulations. However, in compliance with the second sentence of the paragraph, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. Accounting Policy for Securities

Accounting standards for securities conform to the provisions of the Financial Accounting Standards Board (FASB), Accounting Standards Codification TM (ASC) 320, “Investments - Debt and Equity Securities”. Ricoh’s investments in debt and marketable equity securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

3. Accounting Policy for Inventories:

Inventories are mainly stated principally at the lower of average cost or net realizable values.

4. Depreciation method for Tangible fixed Assets:

Tangible fixed assets are depreciated over the estimated useful life. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Previously, the Company and its domestic consolidated subsidiaries principally had used the declining-balance method; however, the depreciation methods were reconsidered as the structural reforms including a review of consolidation of production bases were implemented following the changes in business environment. The Company deemed the straight-line method will more accurately reflect the usage pattern of our assets, since the expected usage pattern for future economic benefit is projected to level off further in the wake of changes in our asset portfolio triggered by factors such as the recent increase in capital investment relating to new manufacturing technologies. As a result, the Company and its domestic consolidated subsidiaries changed their depreciation method for tangible fixed assets to straight-line method from April 1, 2012.

This change is to be recognized for the years to come as a change in accounting estimates under ASC 250 “Accounting Changes and Error Corrections”. The change has no material impact on the consolidated financial statements for fiscal year ended March 31, 2013.

5. Depreciation method for Software for Internal Use:

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over generally 3 to 10 years in accordance with ASC 350, “Goodwill and Other Intangible Assets”.

6. Goodwill and Other Intangible Fixed Assets:

Goodwill and intangible fixed assets that have indefinite useful lives are not amortized based on ASC 350, “Goodwill and Other Intangible Assets”. The Company conducts annual tests for impairment based on the same ASC. Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

7. Basis for Provision of Reserves

(1) Allowance for doubtful receivables:

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.

(2) Reserve for retirement allowances:

The measurement of pension costs and liabilities is determined in accordance with ASC 715, “Retirement Benefits”. Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions are recognized in the consolidated balance sheets, and the corresponding adjustments, after tax effects are considered, are posted as other accumulated comprehensive income (loss). Actuarial net loss is amortized by straight-line amortization over the average remaining service period of active employees and included in the net periodic benefit plan cost for a year, if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

8. The consumption tax and the local consumption tax are excluded from profits and losses.

Notes to Consolidated Balance Sheets, etc.

1.	Allowance for doubtful receivables related to current maturities of long-term finance receivables, net and long-term finance receivables:

¥10,249 million

(1) Current maturities of long-term finance receivables, net:	¥3,865 million
(2) Long-term finance receivables:	¥6,384 million

2.

Accumulated other comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized holding gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustment.

3.	Pledged assets and liabilities:

(1) Pledged assets:
Property, plant and equipment:	¥84 million
Long-term finance receivables, net:	¥230 million
(2) Pledged liabilities	¥222 million

4.	Matters related to transfers of financial assets

Subsidiaries of the Company conduct the transfer of long-term finance receivables, net to SPE and others. The transfer that does not satisfy requirements for being treated as the sale of financial assets is accounted for as secured borrowing.

With respect to the aforementioned accounting treatment, the consolidated balance sheets include the following assets and liabilities:

Current maturities of long-term finance receivables, net:	¥13,782 million
Long-term finance receivables, net:	¥30,017 million
Current maturities of long-term indebtedness (secured borrowings):	¥11,904 million
Long-term indebtedness (secured borrowings):	¥26,199 million

5. Guarantee obligation including employees’ housing loans:	¥8 million

Notes to Consolidated Statements of Operations

Impairment of long-lived assets

The Company recorded ¥1,379 million of impairment loss for the fiscal year ended March 31, 2013. The impairment loss is included in cost of sales, and selling, general and administrative expenses in the consolidated statement of operations.

The major loss is related to some of the idle assets (land, buildings, etc.) such as business offices, at ¥903 million. As recovery of investment becomes unlikely, we have reduced such value down to recoverable value based on real estate appraisal, etc. and posted as impairment loss.

Notes to Consolidated Statement of Changes in Equity

1.	Details and total number of shares outstanding as of the end of the fiscal year

Common stock:		744,912,078 shares

2.	Number of treasury stock as of the end of the fiscal year

Common stock:		19,875,662 shares

3.	Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

The Company intends to propose an agenda on dividends (dividend per share: ¥16.50; total amount of dividend: ¥11,963 million; base date: March 31, 2013) for the 113th Ordinary General Meeting of Shareholders to be held on June 21, 2013.

Notes to Financial Instruments

1.	Matters concerning the state of financial instruments

Risk management policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

2.	Matters concerning fair value of financial instruments

(1)	Cash and cash equivalents, Time deposits, Trade receivables, Trade payables, Short-term borrowings, Current maturities of long-term indebtedness, and Accrued expenses

The carrying amounts approximate fair value because of the short maturities of these instruments.

(2)	Investment securities

The fair value of the investment securities is principally based on quoted market price.

As a non-marketable security has no published market price and each security has distinctive attributes, the estimation of fair value could not be conducted without entailing considerable cost.

The book value of non-marketable securities as of March 31, 2013 was ¥1,783 million.

Investment securities whose fair values are recognized to be extremely difficult to grasp, are not included in the following table.

(3)	Installment loans

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(4)	Long-term indebtedness

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(5)	Interest rate swap (including interest rate and currency swap)

The fair value of interest rate swap agreements is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(6)	Foreign currency contracts

The fair value of foreign currency contracts is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(7)	Foreign currency options

The fair value of foreign currency options is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

The consolidated balance sheet amounts and fair values of financial instruments as of March 31, 2013, are as follows:

(Unit: millions of yen)

	Balance sheet amount	Estimated fair value
Investment securities	52,319	52,319
Installment loans	89,657	90,655
Long-term indebtedness	476,381	475,018
Interest rate swap agreements, net	(1,404)	(1,404)
Foreign currency contracts, net	(19,917)	(19,917)
Foreign currency options, net	84	84

*	Assumptions for estimated fair value

Fair value estimates are made at a specific point in time, based on available market information and information about respective financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Therefore, the estimated fair value may be significantly influenced by changes in those assumptions.

Notes to Per-share Information

1. Ricoh Company, Ltd. shareholders’ equity per share:	¥1,238.55
2. Basic net income attributable to Ricoh Company, Ltd. shareholders per share:	¥44.78

Non-consolidated Balance Sheets (as of March 31, 2013)

	Millions of yen
	As of March 31,
	2013	2012
ASSETS
Current Assets:	393,858	466,274
Cash on hand and in banks	8,306	9,436
Notes receivable — trade	1,477	1,795
Accounts receivable — trade	163,355	165,852
Marketable securities	22,892	64,387
Finished goods	24,367	25,890
Raw materials	4,235	5,724
Work in process	9,628	8,671
Supplies	10,414	9,612
Deferred tax assets	17,420	18,050
Accounts receivable — other	18,140	22,196
Short-term loans receivable	103,557	124,595
Other current assets	10,084	10,089
Allowance for doubtful accounts	(23)	(31)
Fixed Assets:	716,167	668,908
Tangible fixed assets:	136,894	130,720
Buildings	57,265	61,478
Structures	3,017	3,289
Machinery and equipment	22,276	21,066
Vehicles	4	7
Tools	17,288	9,446
Land	27,588	28,339
Leased assets	96	71
Construction in progress	9,357	7,020
Intangible fixed assets:	40,650	44,217
Goodwill	7,130	7,762
Leasehold right and others	13,554	13,074
Software	19,958	23,343
Leased assets	7	36
Investments and Other Assets:	538,621	493,971
Investment securities	20,991	16,415
Affiliates’ securities	370,859	319,792
Investment in affiliates	19,252	19,252
Long-term loans receivable	174,799	182,591
Claims provable in bankruptcy, claims provable in rehabilitation and other	125	223
Lease deposit	6,165	6,328
Other investments	4,983	6,518
Allowance for doubtful accounts	(58,555)	(57,151)

Total Assets	1,110,025	1,135,182

Non-consolidated Balance Sheets (as of March 31, 2013)

	Millions of yen
	As of March 31,
	2013	2012
LIABILITIES
Current Liabilities:	273,669	263,755
Notes payable — trade	364	1,885
Electronically recorded obligations-operating	6,665	—
Accounts payable — trade	96,403	116,550
Bonds maturing within one year	50,000	—
Short-term borrowings	—	20,000
Current maturities of long-term borrowings	29,000	54,000
Leased obligations	91	217
Accounts payable — other	30,458	21,635
Accrued expenses	31,356	29,465
Accrued corporate tax	609	303
Accrued bonuses	9,110	7,447
Accrued Directors’ bonuses	98	—
Warranty reserve	724	875
Other current liabilities	18,784	11,373
Fixed Liabilities:	233,263	272,157
Bonds	75,000	125,000
Long-term borrowings	137,800	136,800
Leased obligations	90	81
Long-term accounts payable-other	77	262
Retirement benefit obligation	7,378	4,289
Asset retirement obligations	2,116	2,092
Other fixed liabilities	10,800	3,631
Total Liabilities	506,933	535,912
(Net Assets)
Shareholders’ Equity:	595,261	594,677
Common Stock	135,364	135,364
Additional paid-in-capital:	180,804	180,804
Legal capital reserve	180,804	180,804
Retained Earnings:	316,074	315,461
Legal reserve	14,955	14,955
Other retained earnings	301,119	300,506
Reserve for deferral of capital gain on property	3,341	3,453
Reserve for special depreciation	230	351
Reserve for social contribution	2	3
General reserve	265,350	415,350
Retained earnings brought forward	32,195	(118,651)
Treasury stock	(36,982)	(36,953)
Difference of appreciation and conversion	7,831	4,592
Net unrealized holding gains on securities	7,831	4,592
Total Net Assets	603,092	599,269

Total Liabilities and Net Assets	1,110,025	1,135,182

Non-consolidated Statements of Operations (for the year ended March 31, 2013)

	Millions of yen
	For the year ended March 31,
	2013	2012
Net sales	803,861	795,471
Cost of sales	607,473	620,179
Gross profit	196,387	175,292
Selling, general and administrative expenses	197,907	207,219
Total operating loss	(1,520)	(31,927)
Non-operating income:	27,899	34,640
Interest and dividend income	25,833	27,808
Other revenue	2,066	6,831
Non-operating expenses:	7,727	10,116
Interest expense	5,070	4,947
Exchange loss	755	4,312
Other expenses	1,901	855
Ordinary income (loss)	18,650	(7,402)
Extraordinary loss:	6,074	133,046
Impairment of fixed assets	2,771	16,740
Special extra retirement payments	1,899	8,469
Provision of allowance for doubtful accounts of long-term loans	1,403	56,723
Loss on valuation of stocks of affiliates	—	51,113
Income (loss) before income taxes	12,576	(140,449)
Corporate, inhabitant and enterprise taxes	(2,592)	(3,635)
Refund of income taxes	(583)	(321)
Corporate and other tax adjustments	(95)	(7,813)

Net income (loss)	15,846	(128,678)

Statement of Changes in Shareholders’ Equity (for the year ended March 31, 2013)

							(Unit: millions of yen)

	Shareholders’ equity						Difference of appreciation and conversion	Total net assets
	Common stock	Additional paid-in-capital	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized holding gains on securities
		Legal capital reserve	Legal reserve	Other retained earnings (Note)
Beginning balance	135,364	180,804	14,955	300,506	(36,953)	594,677	4,592	599,269
Changes in the term
Dividends from surplus				(15,226)		(15,226)		(15,226)
Net income				15,846		15,846		15,846
Purchase of treasury stock					(39)	(39)		(39)
Disposal of treasury stock				(7)	10	3		3
Net changes of items other than shareholders’ equity							3,238	3,238
Total changes in the term	—	—	—	613	(29)	583	3,238	3,822

Ending balance	135,364	180,804	14,955	301,119	(36,982)	595,261	7,831	603,092

Note: Breakdown of other retained earnings

	(Unit: millions of yen)

	Reserve for deferral of capital gain on property	Reserve for special depreciation	Reserve for social contributions	General reserve	Retained earnings brought forward	Total other retained earnings
Beginning balance	3,453	351	3	415,350	(118,651)	300,506
Changes in the term
Dividends from surplus					(15,226)	(15,226)
Reversal of reserve for deferral of capital gain on property	(112)				112	—
Reversal of reserve for special depreciation		(121)			121	—
Transfer of reserve for social contribution			90		(90)	—
Reversal of reserve for social contribution			(90)		90	—
Reversal of general reserve				(150,000)	150,000	—
Disposal of treasury stock					(7)	(7)
Net income					15,846	15,846
Total changes in the term	(112)	(121)	(0)	(150,000)	150,847	613

Ending balance	3,341	230	2	265,350	32,195	301,119

Notes to Non-consolidated Financial Statements

* All figures are rounded down to nearest million yen.

Notes Regarding Significant Accounting Policies

1.	Accounting Policy for Securities

(1)	Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2)	Other securities

Marketable securities:	Marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities:	Stated at cost based on the moving average method.

2. Accounting Policy for Derivatives

Derivatives are stated at market value.

3. Accounting Policy for Inventories

Inventories are stated principally at cost using the gross average method (the amounts on the balance-sheets are stated based on the method of devaluing book values by lowered profitability).

4. Depreciation and Amortization

(1)	Tangible fixed assets (excluding leased assets):

Depreciated by using the straight-line method. Major useful life is as follows:

Buildings:	5-50 years
Machinery and equipment:	4-12 years

Change in Accounting Policy

The Company has changed the depreciation method for tangible fixed assets from the declining-balance method which was mainly used to the straight-line method beginning this fiscal year and will use this method going forward. The Company deemed the change preferable as the straight-line method deemed more accurately reflect the usage pattern of our assets, since the expected usage pattern for future economic benefit is projected to level off further in the wake of changes in our asset portfolio triggered by factors such as the recent increase in capital investment relating to new manufacturing technologies. As a result, operating loss decreased by ¥7,669 million and ordinary income and income before income taxes increased by ¥7,669 million respectively, compared to the amount calculated by using the conventional method.

(2) Intangible fixed assets (excluding leased assets):

Depreciated by using the straight-line method.

With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is 3 years. With software for internal use, the Company uses the straight-line method based on a usable period of 3 to 10 years.

Goodwill is amortized using the straight-line method over the period of investment effect (16 years).

(3) Leased assets

Finance leases for which ownership does not transfer to lessees;

Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.

In addition, with regards to Lease contracts on or before March 31, 2008, Ricoh uses accounting similar to the accounting treatment for ordinary sale and purchase transactions.

5. Basis for Provision of Reserves

(1) Allowance for doubtful accounts:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2) Accrued bonuses:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3) Accrued Directors’ bonuses:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current financial year.

(4) Warranty reserve:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5) Retirement benefit obligation:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. For actuarial gains or losses and for prior service costs, the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year starting from the year following the year of occurrence. For past service liability (PSL) the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year.

6. Consumption Taxes

The consumption tax and the local consumption tax are excluded from profits and losses.

7. Application of Consolidated Taxation System

From the previous fiscal year, the Company has adopted consolidated taxation system with the Company being the consolidated parent company.

8. Hedge Accounting

(1) Hedge accounting methods:

With interest-rate swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2) Hedge instruments and targets:

Hedging Instruments:	Interest swaps
Hedged items:	Interests of long-term borrowings

(3) Hedging policies:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) Hedge effectiveness:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. Interest rate swaps, which the Company hedges by assigning transactions that meet assignment requirements, are exempt.

9. Accounting procedures for term-end matured bills

Term-end matured bills are recorded on their clearing dates. As the term-end date for the fiscal year under review was a bank holiday, the following term-end matured bills were included in the amount of balance at March 31, 2013.

Notes receivable-trade	¥55 million
Notes payable-trade	¥20 million

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation on tangible fixed assets:	¥441,810 million
2.	Guarantee obligation:
	Guarantee of employees’ housing loans:	¥5 million
	Parent company’s guarantee for trade payables by affiliates:	¥927 million
	Parent company’s guarantee for commercial papers issued by affiliates:	¥28,215 million

3.	Monetary debts and credits for affiliates:
	Short-term receivable due from affiliates:	¥270,764 million
	Long-term receivable due from affiliates:	¥174,735 million
	Short-term payable due to affiliates:	¥88,218 million

Notes to Non-consolidated Statements of Operations

1.	Transaction with affiliates:
	Sales:	¥741,611 million
	Purchase:	¥312,582 million
	Non-operating transactions:	¥41,338 million
2.	Impairment loss

The Company recorded ¥2,771 million of impairment loss for the current fiscal year, which is included in extraordinary loss in the non-consolidated statements of operations. Major breakdown is as follows:

(1) Molds, production tools, etc. for the production printing business:	¥2,359 million

Recoverable value is measured based on their use value, and these assets are evaluated at memorandum value.

(2) Land, buildings, etc. of Higashi-matsuyama Office:	¥395 million

Recoverable value is measured based on their net sales value, and market value is calculated using real estate appraisal, etc.

Notes to Statements of Changes in Shareholders’ Equity

1.	Number of outstanding shares as of the end of the fiscal year under review Common stock:	744,912,078 shares
2.	Number of treasury stocks as of the end of the fiscal year under review Common stock:	19,875,662 shares
3.	Dividends of retained earnings

(1)	Payment of dividends

Resolution	Total amount of dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 26, 2012)	¥6,163 million	¥8.50	March 31, 2012
Board of Directors meeting (October 30, 2012)	¥9,063 million	¥12.50	September 30, 2012

(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

Resolution (scheduled)	Total amount of dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 21, 2013)	¥11,963 million	¥16.50	March 31, 2013

Notes to Deferred Tax Accounting

Major factors giving rise to deferred tax assets and deferred tax liabilities

Major factors giving rise to deferred tax assets include loss on valuation of stocks of affiliates, allowance for doubtful accounts, and denial of reserve for retirement benefits, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust, intangible fixed assets succeeded due to the absorption-type merger* and unrealized holding gains/losses on other securities.

*	Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.

Notes to Leased Fixed Assets

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

Notes to Related Party Transactions

(Unit: millions of yen)

	Name of company, etc.	Voting rights held by Company	Relation with company		Description of transactions	Transaction amount (Note 3)	Account item	Balance as of the fiscal year under review (Note 3)
Attribute			Concurrent Directors	Business relation
Subsidiary	Tohoku Ricoh Co., Ltd.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Purchase of products (Note 1)	39,973	Accounts payable — trade	4,022
					Receipt of dividend	12,984
Subsidiary	RICOH JAPAN Corporation	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	363,813	Accounts receivable — trade	89,210
Subsidiary	Ricoh Leasing Company, Ltd.	(Possessed) Directly: 46.9% Indirectly: 4.2%	Yes	Leasing of the Company’s products Lending of funds Factoring	Factoring (Note 4)	67,868	Accounts payable — other	22,209
					Lending of funds (Note 2)	678,257	Short-term loans Long-term loans	51,028 60,000
Subsidiary	RICOH ELECTRONICS, INC.	(Possessed) Indirectly: 100%	No	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	111,828	Accounts receivable — trade	5,636
Subsidiary	RICOH AMERICAS CORPORATION	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	25,876	Accounts receivable — trade	9,878
Subsidiary	RICOH FINANCE CORPORATION	(Possessed) Indirectly: 100%	No	Debt guarantee	Debt guarantee (Note 8)	11,286	—	—
Subsidiary	RICOH PRINTING SYSTEMS AMERICA, INC.	(Possessed) Directly: 95.6% Indirectly: 4.4%	No	Lending of funds	Lending of funds (Note 2)	20,691	Short-term Loans Long-term loans	5,789 14,902 (Note 7)
Subsidiary	RICOH PRODUCTION PRINT SOLUTIONS LLC	(Possessed) Indirectly: 100%	Yes	Lending of funds	Lending of funds (Note 2)	18,810	Short-term Loans Long-term loans	15,092 43,219 (Note 7)
Subsidiary	RICOH AMERICAS HOLDINGS, INC.	(Possessed) Directly: 100%	Yes	Lending of funds	—	—	Short-term Loans Long-term loans	28,497 56,430
Subsidiary	RICOH EUROPE SCM B.V.	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	62,046	Accounts receivable — trade	17,145
Subsidiary	RICOH ASIA INDSUTRY LTD.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Purchase of components (Note 1)	87,257	Accounts receivable — trade	7,934
Companies in which the officer or his/her close relatives own the majority of voting rights, etc.	MUSE Associates, LLC. (U.S.A.) (Note 5)	—	Director of the Company	Consulting	Payment of management consulting fees (Note 6)	25	—	—

Notes: Transaction conditions and policy in determining transaction conditions

1.	Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2.	Lending is determined each time through negotiations based on market prices.

3.	The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

4.	Under the factoring agreement, the Company has transferred its payment obligations to Ricoh Leasing Company Ltd., with the consent of the payee.

5.	MUSE Associates, LLC. (U.S.A.) is a limited liability company wholly owned by the Company’s Outside Director Mr. Mochio Umeda.

6.	Prices and other transaction terms are determined through negotiations, based on the general transactions data.

7.

¥58,122 million for allowance for doubtful receivables is provided in respect of long-term loans, in the current fiscal year. ¥1,403 million for provision of allowance for doubtful receivables is provided as well for the current fiscal year.

8.	The Company has guaranteed the issuance of commercial papers.

Notes to Per-share Information

1. Net assets per share:	¥831.81
2. Basic net income per share:	¥21.86

English Transcript of the Independent Auditor’s Report (originally issued in Japanese)

Independent Auditor’s Report

May 17, 2013

The Board of Directors

Ricoh Company, Ltd.

KPMG AZSA LLC

Masahiro Mekada (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheets, the consolidated statements of operations, the consolidated statement of changes in equity and the notes to consolidated financial statement of Ricoh Company, Ltd as at March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Emphasis of Matter

As stated in Significant Accounting Policies 4. of the notes to consolidated financial statements, Ricoh Company, Ltd. and its domestic consolidated subsidiaries changed their depreciation method for tangible fixed assets mainly from declining-balance method to straight-line method, effective April 1, 2012.

This matter bears no impact on our opinion.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

English Transcript of the Independent Auditor’s Report (originally issued in Japanese)

Independent Auditor’s Report

May 17, 2013

The Board of Directors

Ricoh Company, Ltd.

KPMG AZSA LLC

Masahiro Mekada (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheets, the statements of operations, the statement of changes in shareholders’ equity and the notes to financial statements as at March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Emphasis of Matter

As stated in Notes Regarding Significant Accounting Policies 4. of the notes to non-consolidated financial statements, Ricoh Company, Ltd. changed its depreciation method for tangible fixed assets mainly from declining-balance method to straight-line method, effective April 1, 2012.

This matter bears no impact on our opinion.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Transcript of the Audit & Supervisory Board Member’s Report (originally issued in Japanese)

Audit & Supervisory Board’s Report

The Audit & Supervisory Board has prepared this Audit Report upon discussion based on the audit reports prepared by each Audit & Supervisory Board Members concerning the execution of duties by Directors for the fiscal year from April 1, 2012 to March 31, 2013, and hereby reports as follows:

1. Auditing methods employed by Audit & Supervisory Board and the Board Members

The Audit & Supervisory Board prescribed audit policies, assignment of duties and other relevant matters, received reports from each Audit & Supervisory Board Member on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the audit policies, assignment of duties, etc., communicated with Directors, staff of the internal management and control sector, and other employees, etc., strove to collect information and establish the environment for auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also regularly received reports, from Directors, employees, etc., requested explanations from them whenever necessary, and expressed our opinions, for ensuring that the execution of duties by Directors described in the Business Report conforms to the related laws and regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies’ operations; and the construction and operation status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Audit & Supervisory Board Members, etc. of subsidiaries, and when deemed necessary, we received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries. Based on the above methods, we examined the Business Report and the supporting schedules for the fiscal year under review.

Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of operations, statement of changes in shareholders’ equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of operations, statement of changes in equity, and notes to financial statements).

2. Audit results

(1) Results of audit of Business Report, etc.

(i)	We hereby state that the Business Report and the supporting schedules fairly represent the Company’s conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii)

We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the contents of Business Report and the execution of duties by the Directors regarding the internal control system.

(2) Results of audit of non-consolidated financial statements and the supporting schedules

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.

(3) Results of audit of consolidated financial statements

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.

May 20, 2013

The Audit & Supervisory Board, Ricoh Company, Limited
Senior Audit & Supervisory Board Member (Full-time)	Yuji Inoue	(seal	)
Audit & Supervisory Board Member (Full-time)	Mitsuhiro Shinoda	(seal	)
Audit & Supervisory Board Member	Takao Yuhara	(seal	)
Audit & Supervisory Board Member	Tsukasa Yunoki	(seal	)

Note:	Audit & Supervisory Board Members Takao Yuhara and Tsukasa Yunoki are Outside Audit & Supervisory Board Members in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Guidelines for Exercise of Voting Rights via the Internet

The Online Voting Website

Online votes can only be cast from the Online Voting Website below specified by the Company. Please note that you will not be able to use cellular phones as a terminal for exercising voting rights via the Internet.

Online Voting Website: http://www.web54.net

Handling of Votes

•	To exercise your voting rights via the Internet, use the “Voting right exercise code” and “Password” in the included voting form, and enter your votes following the on-screen guidance.

•	When you access the designated website, you are requested to create a new eight-digit password. Please prepare the eight-digit password in advance.

•	Please cast your votes as early as possible. The deadline for voting is Thursday, June 20, 2013 at 5:30 p.m., the day before the Ordinary General Meeting of Shareholders will be held.

•	If you vote multiple times, the last vote that we receive will be counted as your vote. If we receive online votes and paper votes on the same day, the online votes will be counted as the valid vote.

•	Expenses incurred when accessing the website designated for exercising voting rights (fees for Providers and carriers such as ISP access charges) shall be borne by shareholders.

Handling of the Password

•

Please keep secret the new password you create because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet.

(We regret that we will not be able to answer questions you may wish to ask regarding a new password.)

•

If the password is entered incorrectly a predetermined number of times, then the site will become locked and you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet. If you would like your password to be re-issued, please follow the on-screen guidance.

•	The voting right exercise code on the voting form is valid only for this Ordinary General Meeting of Shareholders.

Inquiries Relating to Computer Operation, Etc.

Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:

Exclusive Information Site for Ricoh: http://www.ricoh.com/IR/contact.html

System Requirements

When exercising your voting rights via the Internet, please make sure that your system meets the following requirements.

•	The screen resolution must be at least 800 x 600 pixels (SVGA).

•	The following applications must be installed.

A. As your web browser, Microsoft® Internet Explorer version 5.01 SP2 or later

B. As your PDF file viewer, Adobe® Acrobat® Reader™ version 4.0 or later, or Adobe® Reader® version 6.0 or later

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